June 5, 2019

Jeff Kaminski
Chief Financial Officer
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

       Re: KB Home
           Form 10-K for the Fiscal Year Ended November 30, 2018
           Filed January 24, 2019
           File No. 001-09195

Dear Mr. Kaminski:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction